Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

April 23, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PTK Acquisition Corp.

Draft Registration Statement on Form S-1

Filed January 22, 2020

CIK 0001797099

Ladies and Gentlemen:

This letter is being submitted on behalf of PTK Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed on January 22, 2020 (the “Registration Statement”), as set forth in your letter dated January 24, 2020 (the “Comment Letter”). The Company is concurrently submitting via EDGAR an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amended Draft Registration Statement. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amended Draft Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amended Draft Registration Statement (marked to show changes from the Registration Statement).

Amendment No. 1 to Draft Registration Statement

Undertakings, page II-8

1.

Please explain the changes you made to the undertakings disclosure. Please include the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Division of Corporation Finance

April 23, 2020

RESPONSE: We respectfully advise the Staff that we have revised Undertakings, Page II-8 to include the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings.

Signatures, page II-9

2.

We note your response to comment 3 and we reissue it. Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Signatures to Form S-1. If the chief financial officer is also the principal accounting officer, please disclose.

RESPONSE: We respectfully advise the Staff that we have revised the Signatures on page II-9 to include the signature of the principal accounting officer, as required by Instruction 1 to Signatures to Form S-1.

* * *

Division of Corporation Finance

April 23, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Babette Cooper

Wilson Lee

Ronald (Ron) Alper

Pam Howell

Securities and Exchange Commission

Peter Kuo

PTK Acquisition Corp.